COHOES BANCORP shareholders
                         defeat TrustCo's hostile bid!

[GRAPHIC OF PROXY CARD]
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                                 REVOCABLE PROXY              Please mark ------
                                                             your vote as |  X |
                                                             indicated in |    |
                              COHOES BANCORP, INC.           this example ------
                         SPECIAL MEETING OF SHAREHOLDERS

                                 August 17, 2000

     The undersigned hereby appoints the Board of Directors of Cohoes Bancorp, Inc. ("Cohoes"), and its successors, with full power of substitution, to act as attorneys and proxies for the undersigned to vote all shares of common stock of Cohoes which the undersigned is entitled to vote at Cohoes' Special Meeting of Shareholders (the "Meeting"), to be held on Thursday, August 17, 2000, at the Century House, located at 997 New Loudon Road, Latham, New York at 3:00 p.m., local time, and at any and all adjournments and postponements thereof, as follows:

                                      FOR    AGAINST  ABSTAIN                                           YES       NO
                                     ------   ------   ------    I plan to attend the Cohoes Special   ------   ------
The  adoption of an  Agreement  and  | X  |   |    |   |    |    Meeting.                              |    |   |    |
Plan of Merger  between  Cohoes and  |    |   |    |   |    |                                          |    |   |    |
Hudson River Bancorp,  Inc.,  dated  ------   ------   ------                                          ------   ------
April 25, 2000.                           |
                                          |
                                          |
                                         ---------
The Board of Directors recommends a vote | "FOR" | adoption      In  their   discretion,   the   proxies   are
of the Merger Agreement.                 ---------               authorized to vote on any other business that
                                                                 may  properly  come before the Meeting or any
                                                                 adjournment or postponement thereof.

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                              Vote FOR our merger
                           with HUDSON RIVER BANCORP.

   This letter may  contain  forward-        Hudson    River    has   filed   a
looking statements within the meaning Registration Statement on Form S-4 of the Private Securities Litigation concerning the merger with the United Reform Act of 1995 that involve risk States Securities and Exchange and uncertainty. It should be noted Commission which includes the joint that a variety of factors could cause merger proxy statement/prospectus the combined company's actual results being provided to shareholders. In and experience to differ materially addition, Hudson River and Cohoes from the anticipated results or each intend to file a Solicitation/ expectations expressed in the Recommendation statement with the combined company's forward-looking United States Securities and Exchange
statements.                               Commission  in response to the Tender
                                          Offer   Statement   to  be  filed  by
   The risks and  uncertainties  that     TrustCo   Bank   Corp  NY.   WE  URGE
may    affect     the     operations,     INVESTORS  TO  READ  THESE  DOCUMENTS
performance, development, growth BECAUSE THEY CONTAIN IMPORTANT projections and results of the INFORMATION. Investors are currently combined company's business include, able to obtain the Form S-4 but are not limited to, the growth of Registration Statement and will be the economy, interest rate movements, able to obtain the Solicitation/ timely development by the combined Recommendation Statement of each company of technology enhancements company when filed, free of charge at for its products and operating the SEC's website, www.sec.gov. In systems, the impact of competitive addition, documents filed with the products, services and pricing, SEC by Cohoes are available free of customer based requirements, charge from the Secretary of Cohoes
Congressional            legislation,     at  75  Remsen  Street,  Cohoes,  New
acquisition cost savings and revenue York 12047, telephone (518) enhancements and similar matters. 233-6500. Documents filed with the Readers are cautioned not to place SEC by Hudson River are available undue reliance on forward-looking free of charge from the Secretary of
statements   which  are   subject  to     Hudson   River  at  One  Hudson  City
influence  by the named risk  factors     Centre,   Hudson,   New  York  12534,
and   unanticipated   future  events.     telephone (518) 828-4600.
Actual  results,   accordingly,   may
differ   materially  from  management        Cohoes and Hudson  River and their
expectations.                             respective  directors  and  executive
                                          officers   may   be   deemed   to  be
   Cohoes  and  Hudson  River  do not     participants  in the  solicitation of
undertake, and specifically disclaim, proxies to approve the Merger. any obligation to publicly release INFORMATION ABOUT THE PARTICIPANTS the results of any revisions which MAY BE OBTAINED THROUGH THE SEC'S may be made to any forward-looking WEBSITE FROM THE S-4 REGISTRATION statements to reflect the occurrence STATEMENT FILED WITH THE UNITED of anticipated or unanticipated STATES SECURITIES AND EXCHANGE
events  or  circumstances  after  the     COMMISSION   ON  JUNE  26,  2000,  as
date of such statements.                  amended.